EXHIBIT 99.1

AMERICAS GOLD AND SILVER REPORTS Q3-2024 RESULTS; PAUL HUET APPOINTED CEO

TORONTO, ONTARIO – November 7, 2024 – Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the quarter ended September 30, 2024.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR+ profile at www.sedarplus.ca, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com.  All figures are in U.S. dollars unless otherwise noted.

Highlights

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On October 9, 2024, the Company announced an agreement to acquire the remaining 40% interest of the Company’s Galena Complex ("Acquisition Agreement"). In conjunction with the Acquisition Agreement, the Company announced a bought deal private placement of subscription receipts completed through the raising of gross proceeds of C$50 million at an issue price of C$0.40 per subscription receipt (closed October 30, 2024). The gross proceeds are being held in escrow pending closing of the Acquisition Agreement anticipated to be in December 2024.

•

Mr. Paul Andre Huet to be appointed Chief Executive Officer effective November 11, 2024. Mr. Huet will be focused on building a strong, experienced technical team to unlock the dormant value of the Galena Complex in pursuit of increased shareholder returns.

•

Increase in revenue due to higher realized prices. Revenue increased to $21.0 million for Q3-2024 or 31% compared to $18.3 million for Q3-2023, with higher realized silver of $29.71/oz and zinc of $1.27/lb during the period.

•	Consolidated attributable silver production of 0.4 million ounces with approximately 0.9 million ounces of silver equivalent, including 8.4 million pounds of zinc and 4.1 million pounds of lead.

•	Increase in net loss to $16.1 million for Q3-2024 (Q3-2023 net loss of $10.5 million), primarily due to higher loss on fair value of the gold-based metals contract liability due to higher gold prices.

•	Cash flow used in operating activities [1] decreased to $2.2 million in Q3-2024 (Q3-2023 use of cash of $3.9 million), primarily due to higher realized silver prices.

•	Reduction of cash costs [2] and all-in sustaining costs [2] in Q3-2024 compared to Q3-2023 to $16.88/oz silver produced and $25.38/oz silver produced, respectively.

“The quarter was challenging with multiple lost operating days due to severe weather at the Cosalá Operations and the decision to focus on development priorities to access high-grade silver ore early next year at the Galena Complex. The lack of operational flexibility with only one shaft available for ore and waste impacted production during the quarter. However, I am thoroughly excited for the future of the Company,” stated Americas President and CEO Darren Blasutti.  “We have seen a tremendous response from shareholders following the announcement in October on the acquisition of the remaining 40% interest in the Galena Complex and highly successful equity raise to recapitalize this project moving forward. As a result, the Board of Directors has made the decision to expediate Paul’s transition to CEO to November 11, 2024, allowing for a timelier operational strategy to be implemented aimed at maximizing the Company’s assets moving forward.”

“I am excited to join Americas Gold and Silver and keen to get to work on the 2025 work plan we have been developing for the Galena Complex,” stated incoming Americas CEO Paul Andre Huet. “The Galena Complex is a tremendous operation with huge potential that has been handcuffed for years due to a lack of proper capitalization. With the raise that was recently completed, we are excited to get to work on reviewing the current operation and building on a solid base to deliver what we believe to be one of the premier silver mines in the Americas. I would like to thank Darren Blasutti for his tireless work over the last decade at the helm of the Company during what has been a very difficult silver price environment. Darren will remain as President of the Company and will help me, together with fresh capital and a strong, technical management team, to deliver a revitalized North American based silver mining company during a period of exciting increases in silver prices.”

Consolidated Production

Consolidated attributable silver production during Q3-2024 and Q3-2023 were comparable at approximately 386,000 ounces and 387,000 ounces, respectively. The Company also produced 8.4 million pounds of zinc and 4.1 million attributable pounds of lead during Q3-2024. Consolidated attributable silver equivalent production during Q3-2024 decreased by 11% compared to Q3-2023 due to higher silver prices in Q3-2024 compared to Q3-2023 as the Company uses realized quarterly prices in its equivalency calculations. The Company’s goal is to generate more than 80% of its revenue from silver production by the end of 2025 which would be among the silver industry leaders in percentage revenue from silver.

Consolidated attributable cash costs and all-in sustaining costs for Q3-2024 were $16.88 per silver ounce and $25.38 per silver ounce, respectively. Cash costs per silver ounce at the Cosalá Operations were reduced because of increased by-product credits from the increased zinc production and prices while Galena Complex cash costs per silver ounce were negatively impacted by lower silver production.

Cosalá Operations

The Company focused on increasing silver while maintaining base metal production from the San Rafael Main and Upper Zones to maximize its revenue and cash flow generation to benefit from the recent increase in silver and zinc prices as the mine prepares for its next evolution of operations in the EC120 silver-copper deposit. Silver production increased in Q3-2024 by 8% to approximately 192,000 ounces of silver compared to approximately 178,000 ounces of silver in Q3-2023 primarily due to increased tonnage offset by lower recoveries. Production during the quarter was impacted primarily by heavy rains and other factors which caused the mill to be shut down for 10.5 days. Silver production is expected to increase in Q4-2024 with more predictable weather and further into 2025 as the development into EC120 progresses with the operation continuing to batch higher development grade ore through the mill.

2

Production of base metals decreased to 8.4 million pounds of zinc and 2.6 million pounds of lead in Q3-2024, compared to 9.0 million pounds of zinc, and 2.8 million pounds of lead in Q3-2023 which was similarly impacted by the 10.5 missed operating days as noted above.

Cash costs per silver ounce decreased during the quarter to $7.12 per ounce from $14.42 per ounce in Q3-2023 due primarily to increased silver production, and higher by-product credits from a higher zinc realized price during the period.

Galena Complex

The Galena Complex produced approximately 323,000 ounces of silver in Q3-2024 compared to approximately 349,000 ounces of silver in Q3-2023 (a 7% decrease in silver production), and 2.6 million pounds of lead in Q3-2024, compared to 3.1 million pounds of lead in Q3-2023 (a 15% decrease in lead production). Cash costs increased to $26.54 per ounce silver in Q3-2024 from $22.91 per ounce silver in Q3-2023 due to decreased silver production, with an increase in all-in sustaining costs due to an increase in capital expenditures.

Tonnage and silver production both decreased during Q3-2024 primarily due to a focus on development during the quarter which included continued work on the 55-179 decline to develop deeper higher-grade production stopes which will drive long-term production goals, as well as equipment issues and changes to mining sequence and design.  Tonnage was also negatively impacted by the build up of waste rock caused by continued hoisting limitations due to the delay in repairs to the Galena shaft.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America.  The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA.    The Company also owns the San Felipe development project in Sonora, Mexico.  For further information, please see SEDAR+ or www.americas-gold.com.

For more information:

Stefan Axell

VP, Corporate Development & Communications

Americas Gold and Silver Corporation

416-874-1708

Technical Information and Qualified Persons

The scientific and technical information relating to the Company’s material mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., Vice President, Technical Services of the Company.  The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities.  These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under-SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

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Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex and Cosalá Operations, including the expected number of producing stopes and production levels; the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce; statements relating to Americas’ EC120 Project; and statements relating to implementation of, and the impact of new management on, the planned recapitalization of Galena Complex.  Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below.  The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information.  With respect to the business of Americas, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak, actions that have been and may be taken by governmental authorities to contain such epidemic or pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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1 This metric is a non-GAAP financial measure or ratio.  The Company uses the financial measure “net cash generated from operating activities” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

This is a financial measure disclosed in the Company’s statements of cash flows determined as cash generated from operating activities, after changes in non-cash working capital items.

Reconciliation of Net Cash Generated from Operating Activities
	Q3-2024	Q3-2023
Cash used in operating activities ('000)	$(2,153)	$(3,882)
Changes in non-cash working capital items ('000)	2,107	4,610
Net cash generated from (used in) operating activities (‘000)	$(46)	$728

2 This metric is a non-GAAP financial measure or ratio.  The Company uses the financial measures, “Cash Cost”, “Cash Cost/Ag Oz Produced”, “All-In Sustaining Cost”, and “All-In Sustaining Cost/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying earnings, cash costs and total costs of operations. EBITDA is net income less interest, taxes, depreciation and amortization. Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining costs is the cash costs plus all development, capital expenditures, and exploration spending.

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Reconciliation of Consolidated Cash Costs/Ag Oz Produced(a, b)
	Q3-2024	Q3-2023
Cost of sales ('000)	$18,957	$17,984
Less non-controlling interests portion ('000)	(4,238)	(3,614)
Attributable cost of sales ('000)	14,719	14,370
Non-cash costs ('000)	1,076	16
Direct mining costs ('000)	$15,796	$14,386
Smelting, refining and royalty expenses ('000)	3,141	5,549
Less by-product credits ('000)	(12,428)	(12,583)
Cash costs ('000)	$6,509	$7,352
Divided by silver produced (oz)	385,564	386,615
Cash costs/Ag oz produced ($/oz)	$16.88	$19.01
Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced(b)
	Q3-2024	Q3-2023
Cost of sales ('000)	$8,364	$8,949
Non-cash costs ('000)	1,203	11
Direct mining costs ('000)	$9,567	$8,960
Smelting, refining and royalty expenses ('000)	2,911	4,420
Less by-product credits ('000)	(11,113)	(10,820)
Cash costs ('000)	$1,365	$2,560
Divided by silver produced (oz)	191,739	177,503
Cash costs/Ag oz produced ($/oz)	$7.12	$14.42
Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q3-2024	Q3-2023
Cost of sales ('000)	$10,593	$9,035
Non-cash costs ('000)	(212)	8
Direct mining costs ('000)	$10,381	$9,043
Smelting, refining and royalty expenses ('000)	383	1,882
Less by-product credits ('000)	(2,192)	(2,939)
Cash costs ('000)	$8,572	$7,986
Divided by silver produced (oz)	323,043	348,521
Cash costs/Ag oz produced ($/oz)	$26.54	$22.91

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Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced (a, b)
	Q3-2024(b)	Q3-2023
Cash costs ('000)	$6,508	$7,352
Capital expenditures ('000)	2,693	3,434
Exploration costs ('000)	586	640
All-in sustaining costs ('000)	$9,787	$11,426
Divided by silver produced (oz)	385,564	386,615
All-in sustaining costs/Ag oz produced ($/oz)	$25.38	$29.55
Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced(b)
	Q3-2024	Q3-2023
Cash costs ('000)	$1,365	$2,560
Capital expenditures ('000)	654	2,077
Exploration costs ('000)	113	198
All-in sustaining costs ('000)	$2,132	$4,835
Divided by silver produced (oz)	191,739	177,503
All-in sustaining costs/Ag oz produced ($/oz)	$11.12	$27.24
Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	Q3-2024	Q3-2023
Cash costs ('000)	$8,572	$7,986
Capital expenditures ('000)	3,399	2,263
Exploration costs ('000)	788	737
All-in sustaining costs ('000)	$12,579	$10,759
Galena Complex Recapitalization Plan costs (‘000)	-	275
All-in sustaining costs with Galena Recapitalization Plan (‘000)	$12,579	$11,261
Divided by silver produced (oz)	323,043	348,521
All-in sustaining costs/Ag oz produced ($/oz)	$39.50	$31.52
All-in sustaining costs with Galena Recapitalization Plan/Ag oz produced ($/oz)	$39.50	$32.31

(a)

Throughout this press release, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

(b)	Throughout this press release, silver production, silver equivalent production, and cost per ounce measurements during fiscal 2024 include EC120 Project pre-production from the Cosalá Operations.

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